Exhibit 12

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2006

(In millions, except ratio)

EARNINGS

Earnings before income taxes	$3,592
Interest expense	361
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(20)
Portion of rents representative of an interest factor	56
Amortization of debt premium and discount, net	(5)

Adjusting earnings before income taxes	$3,984

FIXED CHARGES

Interest expense	$361
Portion of rents representative of an interest factor	56
Amortization of debt premium and discount, net	(5)
Capitalized interest	—

Total fixed charges	$412

RATIO OF EARNINGS TO FIXED CHARGES	9.7